

02003346

BB 3/5

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
____ AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 45215

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2001 (MM/DD/YY) AND ENDING Dec 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAGNA Securities Corp.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 EAST 42ND STREET
(No. and Street)

New York (City) N.Y. (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms JENNIFER STEWART 212-547-3740
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. Willner, CPA
(Name — if individual, state last, first, middle name)

25 Mohegan TRAIL (Address), SADDLE RIVER (City) NJ (State) 07458 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/20/02
SS

OATH OR AFFIRMATION

I, PATRICIA WINANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGNA Securities Corp., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patricia Winans
Signature

Chief Executive Officer
Title

Stephen F. Murphy
Notary Public

STEPHEN F. MURPHY
Notary Public, State of New York
No. 8075340
Qualified in New York County
Commission Expires June 30, 20__

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2001 AND 2000

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEAR ENDING
DECEMBER 31, 2001 AND 2000

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N.J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of
MAGNA SECURITIES CORP.

I have audited the accompanying balance sheet of MAGNA SECURITIES CORP. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAGNA SECURITIES CORP. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 14, 2002 — Peter D. Willner, C.P.A.

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N.J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
MAGNA SECURITIES CORP.

We have examined the financial statements of MAGNA SECURITIES CORP. as of December 31, 2001 and have issued our report thereon dated February 14, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use of disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control and should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ending December 31, 2001, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.



February 14, 2002

Peter D. Willner, C.P.A.

MAGNA SECURITIES CORP.
COMPARATIVE STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commissions	$ 11,351,666	$ 9,542,665
Private Placement Income	0	4,513,948
Trading Income	1,263,657	216,167
Interest Income	80,840	52,032
Dividend Income	28,189	0
Other Revenue	0	9,456
Total Revenue	$ 12,724,352	$ 14,334,268
EXPENSES		
Marketing services	$ 3,496,238	$ 3,481,620
Employee compensation	4,805,155	7,206,148
Office expenses	239,883	198,627
Clearing,Commissions,brokerage	1,815,956	1,737,220
Regulatory fees	43,913	14,108
Insurance expense	16,323	21,437
Entertainment	34,063	52,691
Professional fees	150,472	92,611
Travel	88,571	90,764
Franchise taxes	232,819	40,062
Advertising expense	102,640	51,511
Quotation service	213,102	218,079
Dues and subscriptions	22,406	16,822
Telephone expense	156,207	240,606
Depreciation	31,331	41,653
Rent expense	104,499	100,507
Consulting fees	219,817	130,549
Other Administrative expenses	295,614	509,387
Total Expenses	$ 12,069,009	$ 14,244,402
Operating profit before extraordinary items	$ 655,343	$ 89,866
(Loss)on disposal of equipment	(39,069)	0
Net Income Before Federal Income Tax	616,274	$ 89,866
Federal Income Tax Provision	0	0
NET INCOME	$ 616,274	$ 89,866
Earnings per share	$ 6,162.74	$ 898.66

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.
COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Contributed Capital	Undistributed Profit	2001	2000
Stockholders' Equity, Beginning	$198,700	$ 220,873	$ 419,573	$ 946,067
Add: Net Income		616,274	616,274	89,866
(Less):Distributions		(419,473)	(419,473)	(616,360)
Stockholders' Equity, Ending	$198,700	$ 417,674	$ 616,374	$ 419,573

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS		2001		2000
Current Assets:				
Cash in bank		$ 881,895		$ 648,060
Cash deposit at brokers and dealers		101,883		109,376
Due from brokers and dealers		357,650		468,981
Commissions receivable		155,359		0
Inventory		15,793		0
Total Current Assets		$ 1,512,580		$1,226,417
Fixed Assets:				
Furniture and Fixtures		$ 79,003		$ 87,379
Computer Equipment		117,434		170,461
Leasehold improvements		13,659		13,659
Sub Total		$ 210,096		$ 271,499
(less)Accumulated Depreciation		(87,137)		(143,884)
Net Book Value		$ 122,959		$ 127,615
Security Deposit & other assets		125,271		56,182
Total Assets		$1,760,810		$1,410,214
LIABILITIES				
Current Liabilities:				
Due to clearing firm		$ 118,098		$ 185,346
Accounts payable and accrued expenses		1,026,338		805,295
Total liabilities		$ 1,144,436		$ 990,641
STOCKHOLDERS' EQUITY				
Common Stock, issued & outstanding		$ 100		$ 100
Paid in Capital		198,600		198,600
Retained Earnings- Beginning	$220,873		$747,367	
Net income for the year ended	616,274		89,866	
(Less):Shareholder Distrib.	(419,473)		(616,360)	
Retained Earnings, Ending		417,674		220,873
Total Stockholders' Equity		$ 616,374		$ 419,573
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 1,760,810		$1,410,214

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.
COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 616,274	$ 89,866
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation expense	31,331	41,653
Changes in assets and liabilities:		
Decrease in cash deposit at brokers and dealers	7,493	164,450
(Increase), decrease in due from brokers and dealers	111,331	(365,368)
(Increase) in commissions receivable	(155,359)	0
(Increase in inventory	(15,793)	0
(Increase) in security deposits and other assets	(69,089)	(24,775)
Increase,(decrease) in accounts payable and accrued expenses	221,043	557,699
(Increase), decrease in Due to Shareholder	0	(45,000)
Increase, decrease in due to clearing firm	(67,248)	185,346
Net cash provided by operating activities	$ 679,983	$ 603,871
CASH FLOWS FROM INVESTING ACTIVITIES		
(Acquisition) of fixed assets	$ (26,675)	$ (45,363)
(Distributions) to shareholder	(419,473)	(616,360)
Net Cash provided by (used in) investing activities	$(446,148)	$(661,723)
NET INCREASE, (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 233,835	$ (57,852)
CASH AND CASH EQUIVALENTS, start of year	648,060	705,912
CASH AND CASH EQUIVALENTS, end of year	$ 881,895	$ 648,060

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

1. ORGANIZATION AND NATURE OF BUSINESS

MAGNA SECURITIES CORP. (FORMERLY MAGNA INVESTMENT GROUP, INC.) was formed in September 1992 to engage primarily in securities brokerage activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (N.A.S.D.)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions
Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes
The Company has elected to be treated as an ``S'' corporation for Federal income tax purposes. As a result of this election, no provision was made for Federal income taxes for years 2000 or 2001.

Statement of Cash Flows
For purposes of the Statements of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

MAGNA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

Distributions to Shareholder

Distributions to shareholder were made from retained earnings. They represent previously taxed ``S'' corporation income.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2001 were settled in January 2002 in fulfillment of contractual obligations without incident or exception.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual rental for office space at December 31, 2001 are approximately as listed below:

2002	$ 58,306
	$ 58,306

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $301,880 which was $ 225,580 in excess of its required net capital of $ 76,300. The Company's aggregate indebtedness to net capital was 379%.

5. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

MAGNA SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Total capital from statement of financial condition	$ 616,374
Total non-allowable assets	311,985
Net capital before haircuts	$ 304,389
Haircuts on cash deposit at brokers and dealers	2,509
Net Capital	$ 301,880

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of $ 1,144,436	$ 76,300
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 76,300
Excess net capital	$ 225,580
Excess net capital at 1000%	$ 187,436

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 1,144,436
Percentage of aggregate indebtedness to net capital	379%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.



Peter D. Willner, CPA